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                      January 12, 2024

       Irene Oh
       Executive Vice President and Chief Risk Officer
       East West Bancorp, Inc.
       135 North Los Robles Ave., 7th Floor
       Pasadena, California 91101

                                                        Re: East West Bancorp,
Inc.
                                                            Quarterly Report on
Form 10-Q for the Fiscal Quarter Ended June 30, 2023
                                                            File No. 000-24939

       Dear Irene Oh:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Finance